                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 000-11743

                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                Page
                                                                                ----
Notice of the Company's 57th Ordinary General Meeting of Shareholders to be      3
Held in Kyoto, Japan on June 29, 2005

Signature                                                                        5

Exhibit Index                                                                    6

Exhibit 1  Notice of the Company's 57th Ordinary General Meeting of              7
           Shareholders to be Held in Kyoto, Japan on June 29, 2005

            NOTICE OF THE COMPANY'S 57TH ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2005

      On June 9, 2005, we distributed to our shareholders and American Depositary Receipt holders through the Bank of New York a notice of our 57th ordinary general meeting of shareholders to be held in Kyoto, Japan on June 29, 2005. Attached as Exhibit 1 hereto is an English translation of the notice.

                 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
                                   STATEMENTS

      The attached notice contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the section entitled "1. Summary of Operations --
(5) Business Strategies".

      Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

      - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

      - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

      - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

      - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

      - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

      - Our ability to further develop our catalog and Internet sales capabilities;

      - The highly competitive nature of our business and the strength of our competitors;

      -     Effects of seasonality on our business and performance;

      - Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

      - The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

      - Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

      - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

      The information contained in the section entitled "Item 3 -- Key Information -- Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

      We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     WACOAL CORP.
                                     (Registrant)

                                     By: /s/ Ikuo Otani
                                         ---------------------------------------
                                         Ikuo Otani
                                         Corporate Officer
                                         Director of Finance, Corporate Planning

Date: July 11, 2005

                                  EXHIBIT INDEX

                                                                          Page
                                                                          ----
Exhibit 1  Notice of the Company's 57th Ordinary General Meeting           7
           of Shareholders to be Held in Kyoto, Japan on June 29,
           2005

                                    EXHIBIT 1

      NOTICE OF THE COMPANY'S 57TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                   TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2005

                   NOTICE OF THE 57TH ORDINARY GENERAL MEETING

                                 OF SHAREHOLDERS

                   TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2005

      (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan.)

                                  WACOAL CORP.

                                  KYOTO, JAPAN

                                                                    June 9, 2005

TO OUR SHAREHOLDERS

                                                         WACOAL CORP.
                                                         29, Nakajima-cho
                                                         Kisshoin, Minami-ku
                                                         Kyoto 601-8530, Japan

                                                         Yoshikata Tsukamoto
                                                         President and
                                                         Representative Director

           NOTICE OF THE 57TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

      This is to inform you that the Company's 57th Ordinary General Meeting of Shareholders will be held as described below.

      You are cordially invited to attend the Meeting.

      IF IT IS INCONVENIENT FOR YOU TO ATTEND THE MEETING, YOU ARE CORDIALLY REQUESTED TO CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND TO MAIL THE BALLOT WITH YOUR SEAL DULY AFFIXED THERETO SHOWING YOUR CONSENT OR DISSENT SO THAT WE RECEIVE IT NO LATER THAN JUNE 28, 2005 (TUESDAY).

                                   Particulars

1.    Date:       At 10:00 a.m., Wednesday, June 29, 2005

2.    Place:      The Hall on the 10th floor of the Head Office of Wacoal Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto, Japan
                  (on the west side of the Nishi-Oji Station on the JR line)

                  (Please refer to the map on the back of this notice.)

3.    Purpose of Meeting:

      Matters to be reported:

            1. Presentation of the Business Report, Consolidated Balance Sheet and Consolidated Statement of Income for the 57th fiscal year from April 1, 2004 through March 31, 2005 and Audit Reports of the Independent Accountants and the Board of Statutory Auditors for the consolidated financial statements

            2. Presentation of the Balance Sheet and Statement of Income for the 57th fiscal year from April 1, 2004 through March 31, 2005

      Matters to be resolved:

            Agenda Item No. 1:  Approval of the proposed appropriation of retained earnings for the 57th fiscal year

            Agenda Item No. 2:  Approval of the Corporate Split Plan

                                A summary of this proposed agenda item is set forth on pages 31 to 49 of "Reference Materials Concerning the Exercise of Vote."

            Agenda Item No. 3:  Amendment of a part of the Articles of
                                Incorporation

                                A summary of this proposed agenda item is set forth on pages 49 to 55 of "Reference Materials Concerning the Exercise of Vote."

            Agenda Item No. 4:  Election of four Directors

            Agenda Item No. 5:  Election of one Statutory Auditor

            Agenda Item No. 6:  Payment of retirement benefits to retiring
                                Directors and payment of retirement benefits for termination due to abolishment of the officers' retirement benefits system

            Agenda Item No. 7:  Amendment of the amount of remuneration of directors and statutory auditors

                              * * * * * * * * * *

      If you attend the meeting on the appointed date, please bring with you the ballot enclosed herewith, and surrender it to the receptionist at the location of the meeting.

                           MATTERS TO BE REPORTED AND
                  SUPPLEMENTARY SCHEDULES FOR AGENDA ITEM NO. 1

                                 BUSINESS REPORT
            FOR THE PERIOD FROM APRIL 1, 2004 THROUGH MARCH 31, 2005

1.    SUMMARY OF OPERATIONS

(1)   BUSINESS DEVELOPMENTS AND RESULTS OF THE GROUP

      During the fiscal year ended March 31, 2005, the Japanese economy was recovering with improvement in corporate profits as well as strong consumer spending, such as the demand for home electronics products associated with the Olympic games. During the second half of the year, economic recovery was rather modest due to slow consumer spending for temporary reasons such as a series of typhoons, natural disasters such as earthquakes and an unseasonably warm winter. Overseas, the U.S. economy has shown steady recovery and the Asian economy is moving from recovery to expansion.

      On the other hand, business results in the women's fashion industry were affected by lower turnout due to various climate factors including a long rainy season, a summer heat wave, an unseasonably warm winter and a series of typhoons. As a result, overall business results were low.

      With respect to our main Wacoal brand, our core product group including our campaign products showed slow sales. On the other hand, high quality brands and high value-added brands targeting the middle-aged and senior market, are showing steady results. As for our Wing brand, the campaign products overall performed well.

      Aimed at developing new channels and business areas, the SPA business and Wellness business showed steady development, while our catalogue business struggled.

      With regard to our overseas business, the largest U.S. business showed favorable results.

      As a result, consolidated sales for this fiscal year according to the U.S. Accounting Standards were 160,968 million yen, a 1.3% decrease compared to the previous fiscal year.

      In terms of profit, in September 2004 the Company returned the substitutional portion of our employee pension fund to the Japanese government and reported 7,100 million yen as government subsidy and 928 million yen as additional net periodic pension cost. As a result, operating income for this fiscal year was 11,766 million yen, a 290.1% increase compared to the previous fiscal year.

      Pre-tax net income for the current fiscal year was 12,079 million yen, a 166.5% increase compared to the previous fiscal year, and net income for the current fiscal year was 6,790 million yen, a 134.0% increase compared to the previous fiscal year.

      Regarding sales by business category, current fiscal year sales of textile goods and related products were 145,234 million yen, a 1.2% decrease compared to the previous fiscal year. Other sales during the current fiscal year were 15,734 million yen, a 2.9% decrease compared to the previous fiscal year.

      Summary of operations by business segment of the Group is as follows.

      (a)   Textile goods and related products

            As for the main innerwear products of the Group, with respect to the Wacoal brand, none of our spring, summer or autumn campaigns achieved anticipated sales volume, as they were improved versions of products from the previous season and were not appealing enough as new products. As the overall retail industry faced lower turnout, our core product group, including our campaign products showed slow sales. Our high quality brands "Parfage" and "Salute," promoted through department store and boutique channels, our high quality brand "Trefle" and our high value-added brands "La Vie Aisee" and "Gra-P" innerwear, targeting the middle-aged and senior market, are showing steady results. As for our Wing brand, the spring campaign product "Natural Up Bra" and "Natural Fit Bra" were slightly below sales targets, while the summer campaign product "T-Shirts Bra" and our autumn campaign product "Arrange Bra," "Natural Fit Bra" and "Kyutto Up Bra" performed well. Aimed at developing new channels and points of contact with customers, the SPA business is starting to show steady development, with increased brand recognition and an increase in both the number of stores and sales amount.

            In other areas, for our catalogue business, outerwear, accounting for 40% of total sales, struggled and fell short of last year's results, whereas innerwear increased by at a double-digit rate from the last year, and now accounts for 30% of total sales. In our Wellness business, our main product, sports conditioning wear "CW-X," showed steady increase thanks to active expansion of sales floors. In addition, "Wacoal Panty Stocking," a collaborative product with Seven-Eleven Japan, Co., Ltd. that was launched in spring 2004, showed favorable sales exceeding targets.

            With regard to our overseas business, in Asian countries the "T-Shirt Bra NAMI NAMI" Asian campaign, involving the sale of the same product to China, Hong Kong and Taiwan simultaneously with Japan, performed well during the first half of the year. However, during the second half of the year, sales were below anticipation due to slow sales of our campaign products. In the U.S. market, sales at middle and upscale department stores were favorable, which contributed favorably to Wacoal America, Inc's sales, since it sold through those channels.

            In line with the Company's selection and concentration of business aimed at utilization of limited management resources, Point Up Inc., a subsidiary engaged in the manufacture and sale of outerwear, terminated operations on January 31, 2005 and liquidation was begun on March 31, 2005. Accordingly, sales related to the outerwear significantly decreased compared to the previous fiscal year.

      (b)   Others

            As we select and focus our business operations to take full advantage of limited management resources, we retired from the housing business (construction and sales of imported houses) as of December 2003. As a result, our sales and operating income related such business decreased.

            Nanasai Co., Ltd., a domestic subsidiary which engages in manufacture and sale of mannequins and display fixtures, and interior design and construction work of stores, has been working on the structural reform including expansion of the rental business and improvement of the profitability of store construction business, and its sales and operating income increased compared to the previous fiscal year.

Segment Information by Type of Business

                                            (Amount: Million yen; percentage: %)

                             Textile goods and
                             related products             Others             Total
                             ----------------             ------            -------
Sales                             145,234                 15,734            160,968
Percentage over the                  98.8                   97.1               98.7
previous year

      (Notes)

            1. Segment information is prepared based on the "consolidated financial statement regulations".

            2. Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

            3.    Core products of respective businesses:

                  Textile goods and related products: innerwear (foundation, lingerie, nightwear and children's innerwear), outerwear, sportswear, hosiery, etc. Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)   CAPITAL EXPENDITURES AND FINANCING OF THE GROUP

      (a)   Capital Expenditures

            Total amount of the capital expenditures during this fiscal year was 6,285 million yen, including purchase of land for Western Japan Distribution Center (1,419 million yen).

      (b)   Financing

            The Company did not engage in any financing through issuance of common stock or bonds during this fiscal year.

(3)   CHANGES IN RESULTS OF OPERATIONS AND STATE OF ASSETS

      (a)   Changes in Results of Operations and State of Assets of the Group

                          (Amount: Millions of yen (unless otherwise indicated))

                                                   2002 (4/'02-                            2004 (4/'04-3/'05)
                              2001 (4/'01-             3/'03)                                57th Fiscal Year
                               3/'02) 54th          55th Fiscal        2003 (4/'03-3/'04)   (current fiscal
                               Fiscal Year              Year            56th Fiscal Year         year)
                              ------------         ------------        ------------------  ------------------
Net sales                        162,829              163,709               163,155                160,968
Operating income                   7,186                7,264                 3,016                 11,766
Net income                         4,983                2,898                 2,902                  6,790
Net income per share               33.22 yen            19.48 yen             19.85 yen              47.17 yen
Total assets                     223,985              218,105               224,803                226,196
Net assets                       168,205              160,839               170,758                175,746
Equity capital ratio                75.1                 73.7                  76.0                   77.7

(Note) Above consolidated management index are the amount based on the U.S. Accounting Standards. Therefore, operating income is shown instead of ordinary income.

      (b)   Changes in Results of Operations and State of Assets of the Company

                          (Amount: Millions of yen (unless otherwise indicated))

                                                                                                    2004 (4/'04-
                                                                                                       3/'05)
                              2001 (4/'01-          2002 (4/'02-            2003 (4/'03-          57th Fiscal Year
                               3/'02) 54th        3/'03)55th Fiscal            3/'04)             (current fiscal
                               Fiscal Year              Year              56th Fiscal Year             year)
                              ------------        -----------------       ----------------        ----------------
Net sales                         128,431               128,641                 128,496                 128,243
Ordinary income                     9,107                 9,517                   7,152                   5,919
Net income                          4,804                 3,013                   4,035                   3,098
Net income per share                32.03 yen             19.99 yen               27.34 yen               21.33 yen
Total assets                      192,128               189,019                 198,070                 196,641
Net assets                        158,412               155,714                 162,311                 162,637
Equity capital ratio                 82.5                  82.4                    81.9                    82.7

----------
(Note)

      Net income per share is calculated based on the average number of outstanding shares during each fiscal year excluding the number of shares owned by the Company.

      From the 55th fiscal year, "Accounting Standards for Net Income Per Share" (Accounting Standard No. 2) and "Guidelines for Application of Accounting Standards for Net Income Per Share" (Guidelines for Application of Accounting Standard No. 4) have been applied.

(4)   BUSINESS STRATEGIES OF THE GROUP

      As the internationalization of our business proceeds in the future, we believe that one of the most important tasks for the Company's survival in this competitive age will be to improve our corporate value by determining our own stable path from a global viewpoint, considering our consumers and other stakeholders all over the world. It will be critical that we select a development model (business area, distribution channel, target customers) from a long-term standpoint, and we recognize the necessity of adopting a new management strategy for the purpose of accelerating our growth well beyond a mere extrapolation of our current position. To that end, we initiated a cross-organizational project called "CAP 21," aimed at the creation of a mid to long-term strategy for the improvement of our corporate value. (CAP stands for corporate activation project.)

      Your continued support and cooperation will be greatly appreciated.

2.    SUMMARY OF THE COMPANY (as of March 31, 2005)

(1)   MAIN SEGMENT OF THE GROUP

 Business Segment                 Description of business

TEXTILE AND RELATED     Manufacture and wholesale of intimate apparel
PRODUCTS                (particularly, foundation garments, lingerie, and
                        nightwear for women's and children's underwear), outerwear, sportswear, hosiery and other textiles and related products, and direct sale to consumers of a part of the products

OTHERS Manufacture and sale of mannequins, interior design and construction work of stores, restaurant businesses, cultural projects, services and real estate business

(2)   MAIN SALES OFFICES OF THE GROUP

      (a)   Main Sales Offices and Factories of the Company
            Head Office (Kyoto), Tokyo Sales Office, Kyoto Distribution Center, Osaka Sales Office, Spiral Sales Department (Tokyo), Wing Brand Operation Division (Kyoto), Tokyo Branch of Wing Brand Operation Division

      (b)   Main Sales Offices and Factories of Subsidiaries
            Studio Five Corp. (Tokyo), Kyushu Wacoal Manufacturing Corp. (Nagasaki), Nanasai Co., Ltd. (Kyoto), Torica Inc. (Osaka), Wacoal International Corp. (U.S.), Wacoal America, Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd. (Taiwan), Guangdong Wacoal Inc. (China)

(3)   INFORMATION CONCERNING SHARES

      (a)   Total number of shares authorized to be issued
            229,900,000 shares

      (b)   Total number of issued and outstanding shares
            144,016,685 shares

      (c) Total number of shareholders as of the end of this fiscal year 10,909 persons

      (d) Principal shareholders

                                              Number of shares of the Company        Number of shares of a
        Name of shareholder                         held by shareholder         shareholder held by the Company
----------------------------------            -------------------------------   -------------------------------
                                               (Thousands of    (Shareholding   (Thousands of    (Shareholding
                                                  shares)          Ratio)          shares)          Ratio)
Hero & Co.                                          8,957            6.22                 -               -
MLI EFG Non-treaty Custody Account                  8,070            5.60                 -               -
Meiji Life Insurance Company                        6,999            4.86                 -               -
Japan Trustee Services Bank, Ltd.
  (Trustee)                                         5,472            3.80                 -               -
Nippon Life Insurance Company                       5,460            3.79                 -               -
Morgan Stanley and Company Inc.                     5,354            3.72                 -               -
The Bank of New York, Treaty
  JASDEC Account                                    5,336            3.71                 -               -
The Bank of Tokyo-Mitsubishi, Ltd.*                 4,769            3.31                 -               -
The Bank of Kyoto, Ltd.                             3,951            2.74             1,898            0.57
The Shiga Bank, Ltd.                                3,376            2.34             1,767            0.67

----------
(Notes)

      * The Company holds 1,974 shares of common stock of Mitsubishi Tokyo Financial Group, Inc., the holding company of The Bank of Tokyo-Mitsubishi, Ltd., and its shareholding ratio therein is 0.03%.

(4) ACQUISITION, DISPOSAL, ETC., AND HOLDING OF OWN STOCK

      (a) Shares acquired
                 Common stock                 19,385 shares
                 Total acquisition cost      22,000,000 yen

      (b) Shares held by the Company as of the end of this fiscal year
                 Common stock                 72,245 shares

(5)   EMPLOYEES OF THE GROUP

          Classification                                     Number of employees
----------------------------------                           -------------------
Textile and other related products                                 11,924
Others                                                                479
Across the Company                                                    162
Total                                                              12,565

----------
(Note)

      The number of employees is the number of personnel at work. Employees classified as "Across the Company" belong to management divisions which cannot be classified into any specific segments.

(6)   GROUP ACTIVITIES

      (a) Principal Subsidiaries

                                                  Stated
                                                  capital     Shareholding
                                                 (Millions       Ratio
     Name of Company             Location          of yen)        (%)                             Main business
--------------------------  ------------------  -----------   ------------  --------------------------------------------------------
Studio Five Corp.           Shinjuku-ku, Tokyo       50           100.0     Manufacture and sale of garments

Torica Inc.                 Ibaragi-shi, Osaka       92            53.3     Sewing and other processing of textiles

Nanasai Co., Ltd.           Ukyo-ku, Kyoto          498            67.0     Manufacture and sale of mannequins and display fixtures;
                                                                            interior design and construction work of stores

Wacoal International Corp.  New York, U.S.A.    U.S.$20,000       100.0     Investment in subsidiary companies in U.S.A.
                                                  thousand

Wacoal America, Inc.*       New York, U.S.A.     U.S.$2,062       100.0     Manufacture and sale of garments
                                                  thousand

----------
(Notes)

       * Wacoal America, Inc. is a wholly-owned subsidiary of Wacoal International Corp., a subsidiary of Wacoal Corp.

      (b) Principal Affiliates

                                                                                 Shareholding
                                                              Stated                Ratio
      Name of Company                 Location                capital                (%)                     Main business
----------------------------      -----------------    --------------------     -------------      ---------------------------------
Thai Wacoal Public Co., Ltd.      Bangkok, Thailand        Baht 120 million           33.6         Manufacture and sale of garments

Indonesia Wacoal Co., Ltd.        Bogor, Indonesia     Rupiah 2,400 million           42.0         Manufacture and sale of garments

Shinyoung Wacoal, Inc.            Seoul, Korea            Won 4,500 million           25.0         Manufacture and sale of garments

Taiwan Wacoal Co., Ltd.           Tayuan, Taiwan            NT$ 800 million           50.0         Manufacture and sale of garments

House of Rose Co., Ltd.           Minato-ku, Tokyo          JPY 934 million           20.2         Manufacture and sale of cosmetics

      (c) Developments and Results of Group Activities During this Fiscal Year

            Developments of Group Activities

                  In April 2004, Nagasaki Wacoal Sewing Corp. and Kumamoto
            Wacoal Sewing Corp. were merged into Kyushu Wacoal Manufacturing
            Corp.

                  On February 16, 2005, Wacoal(Shanghai) Human Science R&D Co.,
            Ltd. increased capital in the amount of US$1,800 thousand. Wacoal(Shanghai) Human Science R&D Co., Ltd. also increased capital in the amount of US$5,000 thousand to Wacoal International Hong Kong Co., Ltd on May 19, 2004. On May 20, 2004, Wacoal International Hong Kong Co., Ltd. increased capital in the amount of HK$39 million to Wacoal China Co., Ltd.

            Results of Group Activities

                  The Company's consolidated subsidiaries are comprised of 36 companies, and the Company has 9 affiliates accounted for by the equity method.

                  Based on U.S. accounting principles, consolidated net sales for this fiscal year are as given in "1. SUMMARY OF OPERATIONS (1) Business Developments and Results of the Group".

(7) DIRECTORS AND AUDITORS

   President and Representative Director                  Yoshikata Tsukamoto

   Vice President and Director

      Supervisor for Business Support Staff;              Hiroshi Sakagami
      Supervisor for Advertisement Department;
      Supervisor for Corporate Communication Center;
      Supervisor for Interior Design Operation Department

   Senior Managing Director

      General Manager of Wacoal Brand Operation           Kazuaki Ichihashi
      Division

   Managing Directors

      Supervisor for Personnel, General Administration,   Shoichi Suezawa *(2)
      Accounting and Business Strategy Staff

      General Manager of Wing Brand                       Yuzo Ito *(2)
      Operation Division

   Directors

      General Manager of Direct Store Control Office;     Masayuki Yamamoto *(2)
      General Manager of Direct Retail Operation
      Department

      Chief of President's Office                         Susumu Miyamoto *(2)

      General Manager of Wellness Operation               Tatsuya Kondo *(2)
      Department

   Full-time Statutory Auditors

      -                                                   Michihiko Kato (*3, 4)

      -                                                   Hajime Kotake (*3)

   Statutory Auditor

      -                                                   Riichiro Okano(*1)

      Certified Public Accountant                         Noboru Unabara(*1)

----------
(Notes)

      *(1) Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special

   Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha) ("Special Measures under the Commercial Code").

      *(2) The following assignment has been given according to changes in the organization of the Company, as of April 1, 2005:

   Managing Directors

      Shoichi Suezawa    Supervisor for Corporate Staff

      Yuzo Ito Supervisor for Wacoal Brand Operation Division Supervisor for Wing Brand Operation Division

   Directors

      Masayuki Yamamoto  Supervisor for Business Support Staff

      Susumu Miyamoto    Supervisor for Special Mission of President

      Tatsuya Kondo      General Manager of Direct Marketing Operation Division
                         and Supervisor for Wellness Operation Department

      Hiroshi Sakagami, Vice President and Director and Kazuaki Ichihashi, Senior Managing Director are both full-time directors.

      *(3) Statutory auditors who were appointed during this fiscal year

  Position at Appointment                Name                Date of Appointment
---------------------------          --------------          -------------------
Full-time Statutory Auditor          Michihiko Kato             June 29, 2004
Full-time Statutory Auditor          Hajime Kotake              June 29, 2004

      *(4) Director and statutory auditors who retired during this fiscal year

  Position at Retirement                  Name               Date of Retirement
---------------------------          ---------------         ------------------
Director                             Michihiko Kato             June 29, 2004
Full-time Statutory Auditor          Hirokazu Fujita            June 29, 2004
Full-time Statutory Auditor          Seiji Sumi                 June 29, 2004

(8)   REMUNERATION, ETC. TO ACCOUNTING AUDITORS

      (a)   The total amount of remuneration to be paid to accounting auditors
            by the Company and its subsidiaries                 97,700,000 yen

      (b) Of the total amount given in the above (a), the total amount of fees incurred from services specified under Section 1, Article 2 of Certified Public Accountants Law of Japan (practice of audit certificate)

                                                58,000,000 yen

      (c) Of the total amount given in the above (b), the total amount of remuneration to be paid to accounting auditors by the Company

                                                58,000,000 yen

      (Note) An accounting audit agreement executed between the Company and accounting auditors does not distinguish between remuneration for accounting under the Special Measures under the Commercial Code and that for accounting under the Securities and Exchange Law, and substantially, they cannot be distinguished. Therefore, the amount given in (c) stands for the total amount of the remunerations for both accountings.

(9) MATERIAL FACTS CONCERNING THE GROUP RAISED SUBSEQUENT TO THE END OF FISCAL YEAR

      On May 10, 2005, the board of directors of the Company resolved to spin off the Company's businesses into newly established Wacoal Corp. and to effect a transition to a holding company as of October 1, 2005, subject to approval of the resolution at the 57th ordinary general meeting of shareholders.

      Purpose of the Corporate Split

      Through the transition to a holding company structure, Wacoal as a group will be able to more effectively make strategic decisions and allocate resources more efficiently, and each operating company owned by the holding company will be able to actively execute its business plan with clear responsibility and authority. We reorganized the Company's overall sales organization in April 2005, and made the wholesales business as the First Block, and direct sales, catalogue and internet sales, Dubleve (manufacture and sales of semi-order innerwear) and other direct sales as the Second Block. In order to further expand our direct sales business, we believe it necessary to develop a management structure which is completely different from the existing wholesales business, and we recognize that business alliance and capital participation with other companies as well as M&A are the efficient strategies. We believe that a holding company structure is the most efficient structure for carrying out the changes to our corporate structure, through smooth corporate merger and integration of organizations.

      Outline of a new company succeeding business from us by the corporate split

      (a) Corporate name            Wacoal Corp.*

      (b) Location                  29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

      (c) Name of representative    Yoshikata Tsukamoto,
                                    President and Representative Director

      (d) Amount of capital          5 billion yen

      (e) Description of business    Manufacture and wholesale of intimate
                                     apparel, outwear, sportswear and other
                                     textiles and related products, and direct sale to consumers of a part of the products.

* The trade name of current Wacoal Corp. will be changed to Wacoal Holdings Corp. as of October 1, 2005.

                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2005

                                                         (Millions of yen)
                                 ASSETS

CURRENT ASSETS                                                120,300
   Cash and bank deposits                                       7,173
   Time deposits                                               17,022
   Marketable securities                                       43,396
   Notes receivable                                               677
   Accounts receivable-trade                                   20,879
   Allowance for returns and
   doubtful receivables                                        (2,214)
   Inventories                                                 26,785

   Deferred tax assets                                          4,811
   Other current assets                                         1,771

FIXED ASSETS                                                  105,896
Tangible fixed assets                                          51,826
   Land                                                        21,382
   Buildings and structures                                    56,719
   Machinery and equipment                                     12,918
   Construction in progress                                       634
   Accumulated depreciation                                   (39,827)

  OTHER ASSETS                                                 54,070
   Investments in affiliated companies                         13,543
   Investments                                                 31,479

   Deferred tax assets                                            649
   Lease deposits and others                                    8,399

                                                              -------

   TOTAL ASSETS                                               226,196

                               LIABILITIES

CURRENT LIABILITIES                                            34,970
   Short-term bank loans                                        6,752
   Notes payable                                                2,657
   Accounts payable-trade                                      10,299
   Accounts payable                                             6,384
   Accrued payroll and bonuses                                  6,580
   Accrued corporate taxes, etc.                                  370

   Current portion of long-term debt                               60
   Other current liabilities                                    1,868

LONG-TERM LIABILITIES                                          13,395
   Long-term debt                                                  99
   Reserve for retirement benefit                               7,083
   Deferred tax liability                                       6,213

                                                              -------
   TOTAL LIABILITIES                                           48,365
                                                              -------
   MINORITY INTERESTS                                           2,085
                                                              -------

SHAREHOLDERS' EQUITY

COMMON STOCK                                                   13,260
ADDITIONAL PAID-IN CAPITAL                                     25,242
RETAINED EARNINGS                                             134,572

   Foreign currency exchange adjustment                        (3,820)
   Unrealized gain on securities                                6,565
TREASURY STOCK                                                    (73)

                                                              -------
TOTAL SHAREHOLDERS' EQUITY                                    175,746
                                                              -------
TOTAL LIABILITIES, MINORITY
INTERESTS AND SHAREHOLDERS' EQUITY                            226,196

----------
      Amounts less than (yen)1 million are rounded off.

                          CONSOLIDATED INCOME STATEMENT
                            YEAR ENDED MARCH 31, 2005

                                                                   (Million yen)
Sales                                                                  160,968

Operating expenses (income)
   Cost of sales                                          84,041
   Selling, general and administrative expenses           72,261
   Government subsidy                                     (7,100)      149,202
                                                          ------       -------
   Operating income                                                     11,766

Other income and (expenses)
      Interest income                                        186
      Interest expense                                       (79)
      Dividend income                                        271
      Gain on sale of investment                             571
      Valuation loss on investment in securities            (618)
      Others (net)                                           (18)          313
                                                          ------       -------

Income before income taxes, equity in net income of
  affiliated companies and minority interests                           12,079
Income taxes
      Current                                              3,041
      Deferred                                             2,759         5,800
                                                          ------       -------

Income before equity in net income of affiliated
  companies and minority interests                                       6,279
Equity in net income of affiliated companies                               871
Minority interests                                                        (360)
                                                                       -------

Net income                                                               6,790

----------
      Amounts less than (yen)1 million are rounded off.

NOTES

BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

1.    STANDARD OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

      According to the provision specified under Section 1, Article 179 of the Enforcement Order of Commercial Code of Japan, the consolidated financial statements have been prepared based on terms, format and preparation methods based on the accounting standards generally accepted in the United States. However, consistent with the foregoing provision, some of descriptions and notes required under the accounting standards generally accepted in the United States are omitted.

2.    VALUATION STANDARD AND METHOD OF SECURITIES

      "Accounting for Certain Investments in Debt and Equity Securities" set forth in the Financial Accounting Standards Board Statement (the "Statement") No. 115 was adopted. Held-to-maturity securities were calculated using amortized cost method, and available-for-sale securities were calculated using market method based on market or other price on closing day. Variance in valuation of securities was based on method of directly including all shareholders' equity, and cost of sales was calculated using the moving average method.

3.    VALUATION STANDARD AND METHOD OF INVENTORIES

      The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, for purposes of determining cost. The inventories were mainly valued at the lower cost accounting method based on the average cost method.

4.    DEPRECIATION METHOD OF FIXED ASSETS

      The constant percentage method was mainly used for depreciation of tangible fixed assets. The fixed amount method was used for depreciation of intangible assets. In conformity with Statement No. 142 "Goodwill and Other Intangible Assets", any assets on which durable years cannot be determined are not depreciated, but such assets undergo an impairment examination at least once a year.

5.    ACCOUNTING BASIS OF RESERVES

      Allowance for bad debts

      In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are recorded using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

      Allowance for returns

      In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.

      Reserve for retirement benefits

      In conformity with Statement No. 87 "Employer's Accounting for Pensions", in order to prepare for retirement benefits for employees, based on fair values of retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved. Reserve for retirement benefits includes reserve for directors and auditors' retirement benefits (a necessary year end supply amount based on internal regulations). The unrecognized loss is amortized by fixed rate based on the average of the estimated remaining service years of employees, and the unrecognized prior service cost is amortized by the fixed amount method

6.    ACCOUNTING PROCEDURE FOR CONSUMPTION TAX, ETC.

      Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

7.    MATTERS CONCERNING BUSINESS YEAR OF CONSOLIDATED SUBSIDIARIES

      Closing date of consolidated subsidiaries in Japan is consistent with the consolidated closing date. Closing date of consolidated subsidiaries in abroad is December 31. Financial statements as of closing date were used for preparation of consolidated financial statements. However, necessary adjustments are made for material transactions took place during a period up to the consolidated closing date.

Notes to consolidated balance sheet

      1. Accumulated depreciation of tangible fixed assets   (yen)39,827 million

      2. Assets deposited as security     Land and buildings    (yen)223 million

Notes to consolidated income statement

      Net income per share                     (yen)47.17

Material subsequent events

      Subsequent events related to the corporate split are described in the Business Report.

CERTIFIED COPY OF THE INDEPENDENT ACCOUNTANTS' REPORT REGARDING THE CONSOLIDATED
                              FINANCIAL STATEMENTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                    May 13, 2005

Board of Directors
Wacoal Corp.

                  Tohmatsu & Co.
                  Certified Public Accountants

                  Representative Partner and Engagement Partner
                  Koji Yabuki (Seal)

                  Representative Partner and Engagement Partner
                  Takamitsu Nishiura (Seal)

                  Representative Partner and Engagement Partner
                  Hiroyuki Asaga (Seal)

      Pursuant to Paragraph 3, Article 19 of the "Law concerning Special Measure under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha)" of Japan, we have examined the consolidated financial statement, i.e., the consolidated balance sheet and the consolidated income statement of Wacoal Corp. for the 57th fiscal year from April 1, 2004 to March 31, 2005. Responsibility for preparation of the consolidated financial statements is borne by the Company's management, and our responsibility is limited to our opinions on such consolidated financial statement and from an independent standpoint.

      In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the consolidated financial statements. Our audit was carried out based on a testing audit, and we also examined the representations in the consolidated financial statements as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion. In addition, these auditing procedures include the audit of subsidiaries as we deemed necessary.

      As a result of our audit, we are of the opinion that the consolidated financial statements of the Company present fairly the financial position and the results of the operations of the corporate group comprised of the Company and its subsidiaries in conformity with the applicable laws and regulations of Japan and the Company's Article of Incorporation.

      Subsequent events regarding corporate split are stated in the notes to the consolidated financial statements.

      Neither we nor any of our engagement partners who have been engaged in the audit have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

    CERTIFIED COPY OF REPORT OF THE BOARD OF STATUTORY AUDITORS REGARDING THE
                        CONSOLIDATED FINANCIAL STATEMENTS

            AUDIT REPORT REGARDING CONSOLIDATED FINANCIAL STATEMENTS

      We, the Board of Statutory Auditors, have received reports on the methods and results of audit from each of the Statutory Auditors in connection with the consolidated financial statements (the consolidated balance sheet and the consolidated income statement) for the 57th fiscal year from April 1, 2004 to March 31, 2005. Following discussion, we hereby report the results of our audit as follows:

1.    OUTLINE OF THE METHODS OF THE AUDIT BY STATUTORY AUDITORS

      Each of the Statutory Auditors have requested reports and explanations of the consolidated financial statements from the Directors and the independent accountants and examined the consolidated financial statements in accordance with the principles of audit and the assignment of the business responsibilities, etc. provided by the Board of Statutory Auditors.

2.    RESULTS OF THE AUDIT

      The methods and results of the audit by the independent accountants, Tohmatsu & Co., Certified Public Accountants, are due and proper,

May 20, 2005

                                           Wacoal Corp.
                                           Board of Statutory Auditors

                                           Michihiko Kato (Seal)
                                           Full-time Statutory Auditor

                                           Hajime Kotake (Seal)
                                           Full-time Statutory Auditor

                                           Riichiro Okano (Seal)
                                           Statutory Auditor

                                           Noboru Unabara (Seal)
                                           Statutory Auditor

(Note)

      Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

                                  BALANCE SHEET
                                 MARCH 31, 2005

                                                          (Millions of yen)
                                     ASSETS

CURRENT ASSETS                                                 83,486
   Cash and bank deposits                                      19,165
   Trade notes                                                    287
   Accounts receivable - trade                                 15,627
   Marketable securities                                       21,065
   Finished products                                           18,173
   Raw materials                                                  244
   Work in process                                                120
   Materials held by Subcontractors                             2,070
   Short-term loans                                             3,800
   Deferred income taxes                                        3,923
   Others                                                         536
   Allowance for bad debts                                     (1,530)

FIXED ASSETS                                                  113,155

  TANGIBLE FIXED ASSETS                                        42,520
   Buildings                                                   20,015
   Structures                                                     407
   Machinery                                                       64
   Vehicles                                                        32
   Equipment and tools                                          2,525
   Land                                                        18,840
   Temporary account for Construction                             634

  INTANGIBLE FIXED ASSETS                                       3,277
   Goodwill                                                        91

   Leasehold right                                                585
   Software                                                     2,514
   Others                                                          86

  INVESTMENT AND OTHER ASSETS                                  67,357
   Investment securities                                       56,465
   Equity investment in Subsidiaries                            6,687
   Long-term loans                                                435
   Lease deposits                                               2,214
   Others                                                       1,781
   Allowance for bad debts                                       (226)
                                                              -------
   TOTAL ASSETS                                               196,641

                                   LIABILITIES

 CURRENT LIABILITIES                                           26,798
   Notes payable                                                  814
   Accounts payable-trade                                      11,444
   Accrued liability                                            6,887
   Accrued expenses                                               418
   Accrued corporate taxes, etc.                                  232
   Accrued bonuses                                              2,850
   Allowance for returns                                        1,650
   Others                                                       2,501

  LONG-TERM LIABILITIES                                         7,205
   Deferred tax liabilities                                     5,107
   Reserve for retirement benefits                                890
   Reserve for officers retirement benefits                       473
   Others                                                         734
   TOTAL LIABILITIES                                           34,004

 SHAREHOLDERS' EQUITY

  COMMON STOCK                                                 13,260
  ADDITIONAL PAID-IN CAPITAL                                   25,273
   Capital reserve                                             25,273

  RETAINED EARNINGS                                           113,522
   Retained earnings reserve                                    3,315
   Additional paid-in capital                                 105,271
     Reserve for deferred gain on sales of fixed assets         2,271
     Reserve for equalization of dividend                       3,000

     General reserve                                          100,000
   Undistributed profits                                        4,935

  OTHER SECURITIES VALUATION DIFFERENCE                        10,654

   TREASURY STOCK                                                 (72)

  TOTAL SHAREHOLDERS' EQUITY                                  162,637
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  196,641


---------
Amounts less than (yen)1 million are rounded off.

                               STATEMENT OF INCOME
                            YEAR ENDED MARCH 31, 2005

                                                                   (Million Yen)

(ORDINARY INCOME & EXPENSES)
Operating income and expenses
   Operating income
      Sales                                                                     128,243
   Operating expenses
      Cost of sales                                                66,738
      Selling, general and administrative expenses                 57,393       124,132
                                                                   ------       -------
   Operating income                                                               4,111

Non-operating income and expenses
   Non-operating income
      Interest income                                                 218
      Dividends received                                              812
      Others                                                          988         2,019
                                                                   ------
   Non-operating expenses
      Interest expenses                                                 1
      Others                                                          210           211
                                                                   ------       -------
   Ordinary income                                                                5,919

(EXTRAORDINARY GAINS & LOSSES)
   Extraordinary gains
      Gains on sales of fixed assets                                   19
      Gains on sales of investment securities                         596
      Gains on subsidiary support adjustment of previous year         374           990
                                                                   ------
   Extraordinary loss
      Loss on sales of fixed assets                                   137
      Loss on valuation of investment securities                       15
      Additional charge for optional retirement                       718
      Provision for allowance for subsidiary doubtful receivables     395
      Valuation loss of subsidiary stock                              145          1411
                                                                   ------       -------
Pre-tax net income                                                                5,498
Corporate tax, resident tax and enterprise tax                      2,183
Adjustment of corporate tax, etc.                                     216         2,400
                                                                   ------       -------
Net income                                                                        3,098
Profit carryforwards from previous year                                           1,837
                                                                                -------
Undistributed profits                                                             4,935

---------
Amounts less than (yen) 1 million are rounded off.

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1.    VALUATION STANDARDS AND METHOD OF SECURITIES

      Stock of subsidiaries and affiliates are stated at cost based on the moving average method. Other securities with market value are stated using the market value method, based on market or other price on closing day for the end of the year, and securities without market value are stated at cost based on the moving average method. Furthermore, variance in valuation of other securities is based on method of directly including all shareholders' equity, and cost of sales is calculated based on the moving average method.

2.    VALUATION STANDARD AND METHOD OF INVENTORIES

      Lower cost accounting method based on first-in first-out method.

3.    DEPRECIATION METHOD OF TANGIBLE FIXED ASSETS

      Depreciation of tangible fixed assets is computed by the constant percentage method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is computed by the fixed amount method.

      Durable years for major items are as follows:

Buildings and structures                      5 to 50 years
Machinery and vehicles                        6 to 12 years
Equipment and tools                           5 to 20 years

4.    AMORTIZATION METHOD OF INTANGIBLE FIXED ASSETS

      Amortization of intangible fixed assets is computed by the fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.

5.    ACCOUNTING BASIS OF RESERVES

      Allowance for bad debts

      In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated uncollectable amounts are recorded using the bad debt ratio for general accounts and consideration of collections of individual accounts for those accounts specified as being at risk of becoming uncollectable accounts.

      Accrued bonuses

      In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

      Allowance for returns

      In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.

      Reserve for retirement benefits

      In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is reserved. The unrecognized prior service cost is amortized by the fixed amount method and charged to income over the number of years which does not exceed the average remaining years of employment at the time when the prior service cost is incurred (12 years). Actuarial gains and losses are recognized in expenses using the fixed line method over constant years (12 years) within the average of the estimated remaining service lives of employees commencing with the following fiscal year.

      Reserve for officers retirement benefit

      In order to prepare for expenditure for officers retirement benefit, a necessary year end supply amount based on internal regulations relating to the supply of officers retirement benefit is reserved. Such provision is required under Article 43 of the Enforcement Order of the Commercial Code of Japan.

6.    PROCESSING METHOD FOR LEASE TRANSACTIONS

      Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

7.    ACCOUNTING PROCEDURES FOR CONSUMPTION TAX, ETC.

      Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

NOTES TO THE BALANCE SHEET

1. Short-term receivables from subsidiaries (yen) 3,990 million Long-term receivables from subsidiaries (yen) 30 million
      Short-term payables to subsidiaries          (yen) 11,846 million

2.    Accumulated depreciation of tangible fixed assets (yen) 30,852 million

3. In addition to the fixed assets recorded on the balance sheet, certain tools, furniture and fixtures (computers and related equipment, etc.) are utilized under lease contracts.

4.    Retirement benefit obligation and its breakdown:

Projected benefit obligation                  (yen)    33,454  million
Plan assets                                   (yen)   (22,324) million
Plan assets in retirement benefit trust       (yen)    (5,499) million
Unrecognized actuarial differences            (yen)    (5,184) million
Unrecognized prior service cost               (yen)       444  million
                                              ------------------------
Provision for retirement benefits             (yen)       890  million

5. Variance of the estimate of capital stocks, etc. in the amount of (yen) 10,654 million is deducted from net assets in the calculation of distributable profit as prescribed in Item 3, Article 124 of the Enforcement Order of the Commercial Code of Japan.

NOTES TO THE STATEMENT OF INCOME

1.    Sales to subsidiaries                            (yen)   2,819 million
      Purchase from subsidiaries                       (yen)  25,819 million
      Raw materials sold to subsidiaries               (yen)  10,359 million
      Other operating transactions with subsidiaries (yen) 7,183 million Non-operating transactions with subsidiaries (yen) 624 million

2.    Net income per share                             (yen)   21.33

ADDITIONAL INFORMATION

      Accounting Standards related to Impairment Loss on Fixed Assets ("Report on the Setting of Accounting Standards related to Impairment Loss on Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines for Accounting Standards related to Impairment Loss on Fixed Assets" (Guideline No. 6 of Application Guidelines for Business Accounting Standards, October 31, 2003) are allowed to apply to financial statements for the fiscal year ended March 31, 2004, and therefore the same accounting standards and same guidelines are applied from the previous fiscal year.

                   PROPOSED APPROPRIATION OF RETAINED EARNINGS

Undistributed profits                                            (yen)  4,935,702,872

Reversal of reserve for deferred gain on sales of fixed assets   (yen)     52,288,469

      Total                                                      (yen)  4,987,991,341

To be appropriated as follows:

Cash dividends ((yen) 20.00 per share)                           (yen)  2,878,888,800

Officers' bonuses                                                (yen)     28,000,000
      Directors                            (yen)     25,200,000
      Statutory Auditors                   (yen)      2,800,000

Undistributed profits carried forward                            (yen)  2,081,102,541

              CERTIFIED COPY OF THE INDEPENDENT ACCOUNTANTS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                    May 13, 2005

Board of Directors
Wacoal Corp.

                       Tohmatsu & Co.
                       Certified Public Accountants

                       Representative Partner and Engagement Partner Koji Yabuki (Seal)

                       Representative Partner and Engagement Partner Takamitsu Nishiura (Seal)

                       Representative Partner and Engagement Partner Hiroyuki Asaga (Seal)

      Pursuant to Paragraph 1, Article 2 of the "Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary statement (with respect to accounting matters only) of Wacoal Corp. for the 57th fiscal year from April 1, 2004 to March 31, 2005. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company's management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.

      In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion. In addition, these auditing procedures include the audit of subsidiaries as we deemed necessary.

      As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(3) The proposed appropriation of retained earnings is presented in compliance with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

(4) The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

      Subsequent events stated in the Business Report will have significant impacts on the financial position and the results of operations of the Company from the following term.

      Neither we nor any of our engagement partners who have been engaged in the audit have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

           CERTIFIED COPY OF REPORT OF THE BOARD OF STATUTORY AUDITORS

                                  AUDIT REPORT

      We, the Board of Statutory Auditors, have received reports on the methods and results of audit from each of the Statutory Auditors in connection with the execution of duties by the Directors during the 57th fiscal year from April 1, 2004 to March 31, 2005. Following discussion, we hereby report the results of our audit as follows:

1.    OUTLINE OF THE METHODS OF THE AUDIT BY STATUTORY AUDITORS

      Each of the Statutory Auditors have made the following examinations in accordance with the principles of audit and the assignment of the business responsibilities, etc., provided by the Board of Statutory Auditors:-

      (1) Each of the Statutory Auditors have attended meetings of the board of directors and other important meetings, received reports on business from the Directors, inspected important documents including those evidencing business decisions made by the Directors, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested reports on the business from its subsidiaries.

      (2) Each of the Statutory Auditors have also requested reports and explanations from the Independent Accountants and examined the financial statements and the supplementary statement.

      (3) Each of the Statutory Auditors have made a detailed examination by the aforesaid methods and, whenever necessary, through requesting reports from the Directors and others into any competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company.

2.    RESULTS OF THE AUDIT

(1) The methods and results of the audit by the independent accountants, Tohmatsu & Co., Certified Public Accountants, are due and proper,

(2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation,

(3) In light of the condition of the Company's assets and other circumstances, we have nothing to point out with regard to the proposed appropriation of retained earnings,

(4) The supplementary statement presents fairly the information required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto, and

(5) With regard to the execution of duties by the Directors, including duties with regard to subsidiaries, there has been no misconduct or material matters that would constitute a violation of any laws or regulations of Japan or the Company's Articles of Incorporation. In addition, in connection with competing business engaged in by the Directors, transactions involving conflicts of interest between the Company and the Directors, grants of benefits given by the Company without consideration, transactions extraordinary in nature made between the Company and its subsidiaries or shareholders and acquisition or disposition of treasury stock by the Company, no activities have been performed by the Company's Directors which are contrary to their duties and responsibilities as Directors.

May 20, 2005

                                 Wacoal Corp.
                                 Board of Statutory Auditors

                                 Michihiko Kato (Seal)
                                 Full-time Statutory Auditor

                                 Hajime Kotake (Seal)
                                 Full-time Statutory Auditor

                                 Riichiro Okano (Seal)
                                 Statutory Auditor

                                 Noboru Unabara (Seal)
                                 Statutory Auditor

(Note)

      Mr. Riichiro Okano and Mr. Noboru Unabara, Statutory Auditors, are outside statutory auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

      REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTE

1.    THE TOTAL NUMBER OF VOTING RIGHTS OWNED BY ALL THE SHAREHOLDERS

      143,159

2.    AGENDA AND REFERENCE MATERIALS

      AGENDA ITEM NO. 1: APPROVAL OF THE PROPOSED APPROPRIATION OF RETAINED
                         EARNINGS FOR THE 57TH FISCAL YEAR

      The content of the proposed agenda is set forth on page 26. Currently we are working on preparing mid- and long-term strategies for the improvement of our corporate value. While recognizing the importance of retained earnings to our future growth strategy and considering the most effective use of our retained earnings, we have also reconsidered our dividend policy from the standpoint of returning profits to our shareholders. Based on this, we propose to distribute a dividend of 20.00 Y per share (an increase of 5.00 Y per share over the previous year).

      AGENDA ITEM NO. 2: APPROVAL OF THE CORPORATE SPLIT PLAN

1.    Purpose of the corporate split

      As described in Agenda Item No. 1, currently we are working on the "CAP 21" project aimed at the preparation of mid- and long-term strategies for the improvement of our corporate value. Under the project, we are considering the reorganization and enforcement of our existing businesses, as well as potential strategic alliances or other M&A transactions, with a goal to establishing a new management strategy for growth that is expected to outpace a simple extrapolation of our current position. We are planning to conduct the corporate split by establishing a new corporation (bunsha-gata shinsetsu bunkatsu) under the Commercial Code effective on October 1, 2005 and make a transition to a holding company structure, which will allow us to establish the structure necessary to quickly realize our development strategy.

      We will establish a new fully-owned subsidiary "Wacoal Corp." by the corporate split and transfer all of our current operations to such subsidiary. The Company will change its corporate name to "Wacoal Holdings Corp." and will become a holding company of such subsidiary.

      Through the transition to a holding company structure, Wacoal as a group will be able to more effectively make strategic decisions and allocate resources more efficiently, and each operating company owned by the holding company will be able to actively execute its business plan with clear responsibility and authority. We reorganized the Company's overall sales organization in April 2005, and made the wholesales business as the First Block, and direct sales, catalogue and internet sales, Dubleve (manufacture and sales of semi-order innerwear) and other direct sales as the Second Block. In order to further expand our direct sales business, we believe it necessary to develop a management structure which is completely different from the existing wholesales business, and we recognize that business alliance and capital participation with other companies as well as M&A are the efficient strategies. We believe that a holding company structure is the most efficient structure for carrying out the changes to our corporate structure, through smooth corporate merger and integration of organizations.

2.    Details of the corporate split plan

      (1)   Copy of the corporate split plan

                              Corporate Split Plan

      The Company (to be changed to Wacoal Holdings Corp., the "Split Company"), will conduct the corporate split (the "Corporate Split") by establishing Wacoal Corp. (the "New Company") and splitting and transferring all of the Split Company's operations (the "Operations") to the New Company. The details of the corporate split plan are as follows:

1.    Articles of Incorporation of the New Company

      The Articles of Incorporation of the New Company shall be as set forth in the "Articles of Incorporation of the New Company" attached hereto as an Exhibit.

2. Number, denomination and matters concerning allotment of the shares to be issued by the New Company at the time of the Corporate Split

      The New Company shall issue 100,000 shares of common stock at the time of the Corporate Split and all of the shares shall be allotted to the Split Company.

3.    The amount of capital and capital reserve of the New Company

      The amount of capital and capital reserve of the New Company shall be as follows:

      (a)   Amount of capital: 5 billion yen

      (b) Amount of capital reserve: an excess amount provided in Item 3-2, Paragraph 1, Article 288-2 of the Commercial Code

4. Matters concerning rights and obligations to be transferred to the New Company from the Split Company

      (1) The New Company shall acquire all assets, liabilities, rights and obligations, and contractual status (including employment contracts with all employees) relating to the Operations, other than those set forth in a. to j. below, as of the date of the Corporate Split.

            Valuation of assets and liabilities shall be based on the balance sheet and other calculations of the Split Company as of March 31, 2005 and adjusted to reflect any increases or decreases up to the date immediately preceding the date of the Corporate Split.

            a.    Specified deposits

            b. Bond certificates and other securities (excluding trade notes and some other securities such as stocks)

            c.    Land

            d. Buildings and fixtures (excluding those relating to direct sales stores)

            e.    Land lease rights

            f. Lease deposits (excluding those relating to direct sales stores)

            g.    Shares of the following subsidiaries:

                         Wacoh Co., Ltd.
                         Wacoal Service Co., Ltd.
                         Wacoal Career Service Corp.
                         Wacoal Distribution Corp.
                         Studio Five Corp.
                         Nanasai Co., Ltd.

            h.    Shares of the following affiliate:

                         House of Rose Co., Ltd.

            i.    A portion of the differed tax assets

            j.    A portion of the differed tax liabilities

      (2) After the Corporate Split, the Split Company shall continue to be liable, jointly with the New Company, for all of the obligations to be transferred to the New Company. However, between the Split Company and the New Company, the New Company shall be liable for all of such obligations, and when the Split Company performs all or part of such obligations, the New Company shall, upon request from the Split Company, immediately pay all of the performed amounts and expenses incurred for such performance to the Split Company.

5.    Date of the corporate split (Corporate Split Date)

      The Corporate Split Date shall be October 1, 2005. However, if necessary due to the corporate split procedures, such date may be changed by a resolution of the board of directors of the Split Company.

6. Maximum amount of the profit distribution to be made by the Split Company up to the Corporate Split Date

      The Split Company may pay up to a total of 2,878,888,800 yen in dividends (20 yen per share) to the shareholders (including beneficial owners) or registered pledgees registered or recorded in the Shareholders Register of the Split Company as of the end of business on March 31, 2005.

7.    Directors of the New Company

      The directors of the New Company shall be Yoshikata Tsukamoto, Shoichi Suezawa, Yuzo Ito, Masayuki Yamamoto, Tatsuya Kondo

8.    Statutory auditors of the New Company

      The statutory auditors of the New Company shall be Michihiko Kato, Hajime Kotake, Riichiro Okano, Noboru Unabara, Yoko Takemura

9.    Accounting auditor of the New Company

      The accounting auditor of the New Company shall be Tohmatsu & Co.

10.   Competitive operations

      The Split Company may conduct operations which are competitive with the Operations after the Corporate Split becomes effective.

11.   Changes of the conditions

      The Split Company may amend this corporate split plan or suspend the Corporate Split during the period from the preparation of this corporate split plan to the Corporate Split Date, if there is a material change to the financial or management condition of the Split Company, in the event of force majeure or for other reasons.

12.   Matters not provided herein

      In addition to the matters provided in this corporate split plan, matters necessary for the Corporate Split shall be determined by the Split Company in accordance with the purpose of the Corporate Split.

May 10, 2005

                         WACOAL CORP.
                         29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto

                         Yoshikata Tsukamoto
                         President and Representative Director

Exhibit

Articles of Incorporation of the New Company

                            ARTICLES OF INCORPORATION

                                    CHAPTER I
                               GENERAL PROVISIONS

ARTICLE 1. (TRADE NAME)

      The Company shall be called "KABUSHIKI KAISHA WACOAL" and in English "WACOAL CORP."

ARTICLE 2. (PURPOSE)

      The purpose of the Company shall be to engage in the following businesses:

      (1) Manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

      (2) Manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

      (3) Manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health food;

      (4) Management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

      (5) Sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

      (6) Acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

      (7)   Publishing and advertising business;

      (8)   Sale, purchase, lease, brokerage and management of real estate;

      (9)   Lease and brokerage of personal property;

      (10) Nonlife insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

      (11) Planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

      (12) Sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furnitures, utensils, kitchens, modular baths and toilets;

      (13) Planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

      (14) Planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

      (15) Production, sale and lease of trees, plants and materials for gardening;

      (16) Data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

      (17) Processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

      (18) Money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

      (19)  Dispatching of workers;

      (20) Education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

      (21) Undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

      (22)  Warehousing;

      (23)  Investments related to any of the foregoing; and

      (24)  Any and all business incidental or related to any of the foregoing.

ARTICLE 3. (LOCATION OF HEAD OFFICE)

      The head office of the Company shall be located in Kyoto.

ARTICLE 4. (METHOD OF PUBLIC NOTICE)

      Public notices of the Company shall be given in the Official Gazette (Kampo).

                                   CHAPTER II
                                     SHARES

ARTICLE 5. (TOTAL NUMBER OF SHARES AUTHORIZED)

      The total number of shares authorized to be issued by the Company shall be four hundred thousand (400,000) shares.

ARTICLE 6. (DENOMINATIONS OF SHARE CERTIFICATES)

      The denominations of the share certificates to be issued by the Company shall be provided in the Share Handling Regulations established by resolution of the Board of Directors.

ARTICLE 7. (RESTRICTION ON TRANSFER OF SHARES)

      Any transfer of the shares of stock of the Company shall be subject to the approval by the Board of Directors of the Company.

ARTICLE 8. (RECORD DATE)

      A shareholder registered or recorded in the Shareholders Registers at the close of the day for settlement of accounts of each business year shall be entitled to the rights of a shareholder at the ordinary general meeting of shareholders held in respect of the business year.

      In addition to the preceding paragraph, the Company may, whenever necessary, determine by resolution of the Board of Directors and upon giving prior public notice thereof that a shareholder or pledgee registered or recorded in the Shareholders Registers on a specific date shall be entitled to the rights of shareholder or a registered pledgee.

ARTICLE 9. (SHARE HANDLING REGULATIONS)

      The handling of shares shall be undertaken in accordance with the Share Handling Regulations established by resolution of the Board of Directors based upon generally accepted practice with respect to the handling of shares.

                                   CHAPTER III
                        GENERAL MEETINGS OF SHAREHOLDERS

ARTICLE 10. (CONVOCATION)

      An ordinary general meeting of shareholders shall be convened in June of each year and extraordinary general meetings of shareholders may be convened whenever necessary.

ARTICLE 11. (PERSON AUTHORIZED TO CONVENE MEETINGS)

      Unless otherwise provided by laws or regulations, the President and Director shall convene the general meetings of shareholders pursuant to a resolution of the Board of Directors.

      If the President and Director is unable to act as aforesaid, one of the other Directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.

ARTICLE 12. (CHAIRMAN)

      The President and Director shall preside over the general meetings of shareholders.

      If the President and Director is unable to act as aforesaid, one of the other Directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.

ARTICLE 13. (RESOLUTIONS)

      Unless otherwise provided by laws or regulations or by these Articles of Incorporation, a majority of the voting rights held by shareholders present at a general meeting of shareholders shall be required to adopt resolutions thereat.

      A resolution to be made pursuant to the provisions of Article 343 of the Commercial Code shall be adopted by two-thirds (2/3) of the voting rights held by the shareholders present at the general meeting of shareholders, who shall represent one-third (1/3) or more of the total number of voting rights of all shareholders.

ARTICLE 14. (EXERCISE OF VOTING RIGHTS BY PROXY)

      A shareholder or his legal representative may exercise his voting rights by a proxy who shall be another shareholder of the Company having voting rights.

      Provided, however, that such shareholder or proxy shall submit to the Company a document evidencing his power of representation at every general meeting of shareholders at which he is to act as a proxy.

ARTICLE 15. (MINUTES)

      Minutes shall be prepared to record the substance and results of the proceedings at general meetings of shareholders and the chairman and Directors present shall affix their names and seals thereto. The original copy of minutes shall be kept at the head office of the Company for a period of ten (10) years and certified copies thereof shall be kept at the branch offices of the Company for a period of five (5) years.

                                   CHAPTER IV
                        DIRECTORS AND BOARD OF DIRECTORS

ARTICLE 16. (NUMBER OF DIRECTORS)

      The Company shall have not more than five (5) Directors.

ARTICLE 17. (APPOINTMENT OF DIRECTORS)

      The Directors shall be appointed by resolution of a general meeting of shareholders.

      Appointment of Directors as provided in the preceding paragraph shall require an attendance of shareholders representing one-third (1/3) or more of the total number of voting rights owned by all the shareholders.

      Resolutions to appoint Directors shall not be adopted by cumulative voting.

ARTICLE 18. (TERM OF OFFICE OF DIRECTORS)

      The term of office of a Director shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within two (2) years after his assumption of office.

ARTICLE 19. (EXECUTIVE DIRECTORS)

      The Company may, by resolution of the Board of Directors, appoint one (1) Chairman and Director, one (1) President and Director and one (1) or more Vice Chairmen and Directors, Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors from among the Directors.

      The Chairman and Director shall provide advice and suggestions regarding the operations of the Company at the request of the President and Director. The President and Director shall supervise the administration of the Company. The Vice Chairman and Director(s) shall assist the Chairman and Director. The Executive Vice President and Director(s), Senior Managing Director(s) and Managing Director(s) shall assist the President and Director in the administration of the Company.

ARTICLE 20. (REPRESENTATIVE DIRECTORS)

      The President and Director shall be a Representative Director.

      Other Representative Director(s) may be appointed by resolution of the Board of Directors, whenever necessary from among the Executive Directors existing in accordance with the provisions of the preceding Article.

ARTICLE 21. (REMUNERATION FOR DIRECTORS)

      The remuneration to be paid to Directors shall be determined by resolution of a general meeting of shareholders.

      The remuneration provided in the preceding paragraph shall not include salaries paid to Directors who concurrently serve as employees of the Company for duties performed in their capacities as employees.

ARTICLE 22. (AUTHORITY OF BOARD OF DIRECTORS)

      The Board of Directors shall determine matters provided by laws or regulations and other important matters relating to the execution of the business of the Company.

ARTICLE 23. (PERSON AUTHORIZED TO CONVENE MEETINGS OF BOARD OF DIRECTORS AND
            CHAIRMAN)

      The President and Director shall convene and preside over the meetings of the Board of Directors.

      If the President and Director is unable to act as aforesaid, one of the other Directors, in an order fixed in advance by resolution of the Board of Directors, shall act in his place.

ARTICLE 24. (PROCEDURE FOR CONVOCATION OF A MEETING OF BOARD OF DIRECTORS)

      Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Statutory Auditor at least three (3) days prior to the date set for such meeting.

      Provided, however, that in case of emergency, such period may be shortened.

ARTICLE 25. (RESOLUTIONS OF BOARD OF DIRECTORS)

      A majority of the Directors present at a meeting of the Board of Directors at which a majority of the Directors are present shall be required to adopt resolutions thereat.

ARTICLE 26. (MINUTES OF BOARD OF DIRECTORS)

      Minutes shall be prepared to record the substance and results of the proceedings at meetings of the Board of Directors and the Directors and Statutory Auditors present shall affix their names and seals thereto; the original copy of minutes shall be kept at the head office of the Company for a period of ten (10) years.

                                    CHAPTER V
               STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

ARTICLE 27. (NUMBER OF STATUTORY AUDITORS)

      The Company shall have not more than five (5) Statutory Auditors.

ARTICLE 28. (APPOINTMENT OF STATUTORY AUDITORS)

      The Statutory Auditors shall be appointed by resolution of a general meeting of shareholders.

      Appointment of Statutory Auditors as provided in the preceding paragraph shall require an attendance of shareholders representing one-third (1/3) or more of the total number of voting rights owned by all the shareholders.

ARTICLE 29. (TERM OF OFFICE OF STATUTORY AUDITORS)

      The term of office of a Statutory Auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last business year ending within four (4) years after his assumption of office.

ARTICLE 30. (FULL-TIME STATUTORY AUDITOR)

      The Statutory Auditors shall appoint from among themselves one or more full-time Statutory Auditor(s).

ARTICLE 31. (REMUNERATION FOR STATUTORY AUDITORS)

      The remuneration to be paid to Statutory Auditors shall be determined by resolution of a general meeting of shareholders.

ARTICLE 32. (AUTHORITY OF BOARD OF STATUTORY AUDITORS)

      The Board of Statutory Auditors shall determine matters provided by laws or regulations and other matters relating to the execution of the duties of Statutory Auditors to the extent that such determination does not prevent each Statutory Auditor from exercising his powers.

ARTICLE 33. (PROCEDURE FOR CONVOCATION OF A MEETING OF BOARD OF STATUTORY
            AUDITORS)

      Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three (3) days prior to the date set for such meeting.

      Provided, however, that in case of emergency, such period may be shortened.

ARTICLE 34. (RESOLUTIONS OF BOARD OF STATUTORY AUDITORS)

      Unless otherwise provided by laws or regulations, a majority of the Statutory Auditors shall be required to adopt resolutions at a meeting of the Board of Statutory Auditors.

ARTICLE 35. (MINUTES OF BOARD OF STATUTORY AUDITORS)

      Minutes shall be prepared to record the substance and results of the proceedings at meetings of the Board of Statutory Auditors and the Statutory Auditors present shall affix their names and seals thereto; the original copy of minutes shall be kept at the head office of the Company for a period of ten (10) years.

                                   CHAPTER VI
                                    ACCOUNTS

ARTICLE 36. (BUSINESS YEAR AND SETTLEMENT OF ACCOUNTS)

      The business year of the Company shall be the one year period from April 1 of each year to March 31 of the following year. The day for settlement of accounts shall be the last day of each business year.

ARTICLE 37. (DIVIDENDS)

      Dividends of the Company shall be paid to the shareholders or pledgees registered or recorded in the Shareholder Registers at the close of the day for settlement of accounts of each business year.

ARTICLE 38. (PRESCRIPTION PERIOD FOR PAYMENT OF DIVIDENDS)

      In the event that dividends are not received within three (3) years from the date of commencement of payment thereof, the Company shall be relieved of its obligation to pay such dividends.

                                   CHAPTER VII
                             SUPPLEMENTAL PROVISIONS

ARTICLE 39. (SHARES ISSUED AT THE TIME OF THE INCORPORATION)

      The total number of shares issued by the Company at the time of the incorporation shall be one hundred thousand (100,000) shares.

ARTICLE 40. (FIRST FISCAL YEAR)

      The first fiscal year of the Company shall be the period from the date of the incorporation of the Company to March 31, 2006.

ARTICLE 41. (TERM OF OFFICE OF FIRST DIRECTORS AND STATUTORY AUDITOR)

      The term of office of first Directors and Statutory Auditor shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one (1) year after their assumption of office.

      (2)   Reference items for the corporate split plan

            (a)   Items concerning directors

                                                            Number of the
                             Brief Personal Record            Company's
                      (Representation of other companies,   shares owned
Name (Date of Birth)               if any)                  by Candidate
--------------------  -----------------------------------  ---------------
Yoshikata Tsukamoto   April 1972
(January 29, 1948)     Entered the Company                   1,334,136
                      November 1977
                       Director
                      November 1981
                       Managing Director
                      September 1984
                       Executive Vice President and
                       Representative Director
                      June 1987
                       President and Representative
                       Director (continuing to the
                       present) (Chairman and Director
                       of Wacoal International Corp.;
                       Chairman and Director of
                       Wacoal America Inc.)

Shoichi Suezawa       March 1970                                 8,000
(June 13, 1947)        Entered the Company
                      June 1996
                       Director
                      June 1998
                       Chief of Management Planning
                       Office and General Manager of
                       Accounting and Financial
                       Department
                      April 2001
                       General Manager of Management
                       Control Department
                      April 2002
                       Supervisor for Personnel, General
                       Administration and Accounting
                       Staffs
                      June 2002
                       Managing Director (continuing to
                       the present)
                      April 2003
                       Supervisor for Personnel, General
                       Administration, Accounting and
                       Business Strategy Staffs, Chief of
                       President's Office

                                                            Number of the
                             Brief Personal Record            Company's
                      (Representation of other companies,   shares owned
Name (Date of Birth)                if any)                 by Candidate
--------------------  -----------------------------------  ---------------
                      April 2005
                       Supervisor for Corporate Staffs
                       (continuing to the present)
                       (President and Director of Wacoal
                       Investment Co.,Ltd.)

Yuzo Ito              March 1970                                14,000
(March 15, 1948)       Entered the Company
                      June 1997
                       Director
                      April 2001
                       Deputy General Manager of Wing
                       Brand Operation Division and
                       General Manager of Innerwear
                       Merchandise Sales Department
                      April 2002
                       General Manager of Wing Brand
                       Operation Division
                      June 2003
                       Managing Director (continuing to
                       the present)
                      April 2005
                       Supervisor for Wacoal Brand
                       Operation Division and Wing Brand
                       Operation Division (continuing to
                       the present)

Masayuki Yamamoto     March 1970                                 7,000
(June 25, 1947)        Entered the Company
                      June 1996
                       Director (continuing to the
                       present)
                      April 1997
                       General Manager of Chain Store
                       Control Office, Wacoal Brand
                       Operation Division
                      April 2002
                       General Manager of Direct Store
                       Control Office, General Manager of
                       Direct Retail Operation Division
                      April 2005
                       Supervisor for Business Support
                       Staff (continuing to the present)

Tatsuya Kondo         March 1966                                 5,000
(October 17, 1947)     Entered the Company
                      April 2001

                                                            Number of the
                             Brief Personal Record            Company's
                      (Representation of other companies,   shares owned
Name (Date of Birth)                if any)                 by Candidate
--------------------  -----------------------------------  ---------------
                       General Manager of Wellness
                       Department
                      June 2002
                       Director
                       (continuing to the present)
                      April 2005
                       General Manager of Direct
                       Marketing Operation Division and
                       Supervisor for Wellness Department
                       (continuing to the present)

            (b)   Items concerning statutory auditors

                                                            Number of the
                             Brief Personal Record            Company's
                      (Representation of other companies,   shares owned
Name (Date of Birth)               if any)                  by Candidate
--------------------  -----------------------------------  ---------------
Michihiko Kato        March 1972                                 7,000
(July 2, 1947)          Entered the Company
                      June 1997
                        General Manager of General
                        Administration Department
                      June 1998
                        Director
                      April 2001
                        Chief of Secretary's Office and
                        General Manager of General
                        Administration Department
                      April 2002
                        Chief of President's Office and
                        General Manager of General
                        Administration Department
                      April 2003
                        Supervisor for Corporate
                        Communication Center
                      June 2004
                        Full-time Statutory Auditor
                        (continuing to the present)

Hajime Kotake         March 1972                                 5,000
(January 26, 1949)      Entered the Company
                      April 1998

                                                            Number of the
                             Brief Personal Record            Company's
                      (Representation of other companies,   shares owned
Name (Date of Birth)            if any)                     by Candidate
--------------------  -----------------------------------  ---------------
                        Manager of Business
                        Administration Group of Wacoal
                        Brand Operation Division
                      September 2000
                        General Manager of Business
                        Administration Department of
                        Wacoal Brand Operation Division
                      June 2004
                        Full-time Statutory Auditor
                        (continuing to the present)

Riichiro Okano        April 1960                                 3,000
(May 8, 1935)           Entered The Mitsui Bank, Limited
                        (presently, The Bank of
                        Tokyo-Mitsubishi, Ltd.)
                      June 1989
                        Director of The Mitsui Bank,
                        Limited
                      January 1992
                        Managing Director of The Mitsui
                        Bank, Limited
                      June 1992
                        Vice President and Director of
                        The Nikko Securities Investment
                        Trust and Management Co., Ltd.
                      June 1998
                        President and Director of
                        Chitose Kosan Co., Ltd.
                      June 2000
                        Statutory Auditor of the Company
                        (continuing to the present)

Noboru Unabara        February 1962                              5,000
(February 26, 1935)     Entered Tsuda Certified Public
                        Accountants Office
                      April 1965
                        Registered as Certified Public
                        Accountant
                      May 1968
                        Entered Tohmatsu Awoki & Co.
                        (presently, Tohmatsu & Co.)
                      November 1972
                        Member of Tohmatsu Awoki & Co.
                      May 1974
                        Representative Member of Tohmatsu
                        Awoki & Co.
                      June 2000

                                                            Number of the
                             Brief Personal Record            Company's
                      (Representation of other companies,   shares owned
Name (Date of Birth)                if any)                 by Candidate
--------------------  -----------------------------------  ---------------
                        Statutory Auditor of the Company
                        (continuing to the present)

Yoko Takemura         April 1990                                 3,000
(April 7, 1952)         Admitted to bar (Tokyo Bar
                        Association), entered Miyake,
                        Imai & Ikeda Law Offices
                      January 1997
                        Partner of Miyake, Imai & Ikeda
                        Law Offices (continuing to the
                        present)

            (c)   Items concerning audit corporation

            Name:         Tohmatsu & Co.
            Main office:  MS Shibaura Building, 13-23, Shibaura 4-chome,
                          Minato-ku, Tokyo
            History:      May 1968           Established
                          February 1990      Name changed to Tohmatsu & Co.,
                                             joined Deloitte Touche Tohmatsu, an
                                             international accounting firm
                                             organization, as a principal member
                                             firm
            Organization: Partner (Certified public accountants)     381
                          Counselor                                   26
                          Staff
                           Certified public accountants            1,148
                           Assistant certified public accountants  1,108
                           Other professional staffs                 396
                           Clerks                                    295
                           (including overseas expatriates)
                          Total                                    3,354

3. Description of the share allotment under Item 2, Paragraph 1, Article 374-2 of the Commercial Code

               Statement of Reason for the Share Allotment (copy)

            The Company is going to adopt a new group management system through a transition to a holding company structure, aimed at maximizing the Group's corporate value by strategic decision making and flexible business operations.

            As for the method of the transition to a holding company system, the Company is planning to conduct the corporate split by transferring all of the current operations of the Company, as a split corporation, to a new corporation (shinsetsu bunkatsu).

            In accordance with such purpose, the new corporation will issue 100,000 shares of common stock and allot all of the issued shares to the Company and become its fully-owned subsidiary.

4. Description of the outlook regarding performance of obligations of each company under Item 3, Paragraph 1, Article 374-2 of the Commercial Code

                       Statement of the Outlook regarding
                Performance of Obligations of Each Company (copy)

            With respect to the corporate split according to the corporate split plan dated May 10, 2005 (the "Corporate Split"), we believe that the outlook regarding the performance of obligations by the Company (the "Split Company") and the new company to be established by the corporate split (the "New Company") is very good as described below.

      1.    Split Company

            (1) The amount of assets and liabilities of the Split Company according to the balance sheet as of March 31, 2005 is (Yen)196,641 million and (Yen)34,004 million, respectively. There has been no material change to the amount of net assets after that date.

            (2) In the Corporate Split, the Split Company will be allotted all of the shares issued by the New Company at the time of split. Therefore, there will be no material change to the amount of net assets of the Split Company before and after the split, and the amount of assets of the Split Company will continue to be far exceeding the amount of its liabilities after the Corporate Split.

            (3) There is no prospect of matters which will affect the performance of obligations in light of the earnings conditions after the Corporate Split.

            (4) Accordingly, we believe that the outlook regarding the performance of obligations by the Split Company after the Corporate Split is very good.

      2.    New Company

            (1) According to the balance sheet of the Split Company as of March 31, 2005, the amount of assets and liabilities to be transferred from the Split Company to the New Company by the Corporate Split will be
      (Yen)109,113 million and (Yen)33,771 million, respectively. The amount of assets of the New Company will be far exceeding the amount of its liabilities.

            (2) There is no prospect of matters which will affect the performance of obligations in light of the earnings conditions after the Corporate Split.

          (3) Accordingly, we believe that the outlook regarding the performance of obligations by the New Company after the Corporate Split is very good.

5. Details of the balance sheet and income statement under Item 4 and Item 6, Paragraph 1, Article 374-2 of the Commercial Code

     Details of the balance sheet and income statement prepared within six months before the date of this Ordinary General Meeting of Shareholders are as described in pages 21 to 25 of the above supplementary schedules.

     These documents are the Company's final balance sheet and income statement.

     AGENDA ITEM NO. 3:  AMENDMENT OF A PART OF THE ARTICLES OF INCORPORATION

     It is proposed to amend the Articles of Incorporation as described in "Proposed Amendment No. 1" and "Proposed Amendment No. 2." in pages 51 from 55 below.

     Proposed Amendment No. 1 shall take effect at the conclusion of this Ordinary General Meeting of Shareholders, and Proposed Amendment No. 2 shall take effect provided that Agenda Item No. 2 "Approval of the Corporate Split Plan" is approved and the corporate split proposed in such agenda item takes effect.

(1) Explanation of Amendment

     (Proposed Amendment No. 1) (to be amended as of the conclusion of this Ordinary General Meeting of Shareholders)

     1) In order to enable flexible implementation of the capital policy in the future, such as issuance of new shares associated with future business expansion, it is proposed to increase the total number of shares authorized to be issued by the Company provided in Article 5 (Total Number of Shares Authorized).

     2) The Company has introduced various reform policies, such as a corporate officers system in order to accelerate decision-making corresponding to a change in the management environment. Accordingly, it is now possible for the board of directors to operate with far fewer than the maximum number of directors currently provided for in the Articles of Incorporation. Therefore, it is proposed to amend the maximum number of directors provided in Article 18 (Number of Directors) to not more than seven (7) Directors.

     3) Following the abolishment of the retirement benefits system as of the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to delete the words "retirement allowances" from Article 23 (Remuneration and Retirement Allowances for Directors) and Article 33 (Remuneration and Retirement Allowances for Statutory Auditors).

     4) In order to invite competent persons as the Company's outside directors, it is proposed to provide a new provision to enable execution of a prior agreement to limit such director's liability to the Company within the scope of laws and ordinances. The establishment of such a provision has been unanimously approved by the board of statutory auditors.

     5) It is proposed to renumber Article 30 and subsequent articles in accordance with the establishment of new Articles.

     (Proposed Amendment No. 2) (to be amended as of the effective date of the corporate split of Agenda Item No. 2)

     As proposed in Agenda Item No. 2, the Company is planning to establish a fully-owned subsidiary to conduct business operations by a corporate split and to transfer all of the Company's operations to such subsidiary, after which the Company would become such subsidiary's holding company. Accordingly, it is proposed to change the trade name and purpose of the Company.

(2) Content of Amendment

     The proposed amendment is as follows:

(Proposed Amendment No. 1) (to be amended as of the conclusion of this Ordinary General Meeting of Shareholders)

                                           (Parts to be amended are underlined.)

                   Current Provisions                                   Proposed Amendment No. 1
-------------------------------------------------------   ---------------------------------------------------
Article 5. (Total Number of Shares Authorized)            Article 5. (Total Number of Shares Authorized)

     The total number of shares authorized to be issued        The total number of shares authorized to be
by the Company shall be two hundred twenty-nine million   issued by the Company shall be five hundred million
nine hundred thousand (229,900,000) shares.               (500,000,000) shares.

     Provided, however, that in case of cancellation of        Provided, however, that in case of cancellation
shares, the total number of shares authorized to be       of shares, the total number of shares authorized to
issued shall be reduced by such number of shares          be issued shall be reduced by such number of shares
cancelled.                                                cancelled.

Article 18. (Number of Directors)                         Article 18. (Number of Directors)

     The Company shall have not more than thirty (30)          The Company shall have not more than seven (7)
Directors.                                                Directors.

Article 23. (Remuneration and Retirement                  Article 23. (Remuneration for Directors)
Allowances for Directors)

     The remuneration and retirement allowances to be          The remuneration to be paid to Directors shall
paid to Directors shall be                                be determined by resolution of a general meeting of
                                                          shareholders.

                   Current Provisions                                   Proposed Amendment No. 1
-------------------------------------------------------   ---------------------------------------------------
determined by resolution of a general meeting of               The remuneration provided in the preceding
shareholders.                                             paragraph shall not include salaries paid to
                                                          Directors who concurrently serve as employees of the
     The remuneration provided in the preceding           Company for duties performed in their capacities as
paragraph shall not include salaries paid to Directors    employees.
who concurrently serve as employees of the Company for
duties performed in their capacities as employees.        Article 29. (Agreement on the Limitation of
                                                          Liability between Outside Directors)

                        (added)                                In accordance with the provisions of Paragraph
                                                          19, Article 266 of the Commercial Code, the Company
                                                          may execute an agreement with an outside director to
                                                          limit the liability for the actions provided in Item
                                                          5, Paragraph 1 of the same Article.

                                                               However, the maximum amount of liability under
                                                          such agreement shall be the total of the amount
                                                          provided in each item of Paragraph 19, Article 266
                                                          of the Commercial Code.

                                                          Article 30 to Article 33 (same as present)


                                                          Article 33. (Remuneration for Statutory
                                                          Auditors)
Article 29 to Article 32 (omitted)
                                                               The remuneration to be paid to Statutory
Article 33. (Remuneration and Retirement                  Auditors shall be determined by resolution of a
Allowances for Statutory Auditors)                        general meeting of shareholders.

     The remuneration and retirement allowances to be     Article 35 to Article 41 (same as present)
paid to Statutory Auditors shall be determined by
resolution of a general meeting of shareholders.

Article 34 to Article 40 (omitted)

(Proposed Amendment No. 2) (to be amended as of the effective date of the corporate split of Agenda Item No. 2)

                                           (Parts to be amended are underlined.)

                   Current Provisions                                   Proposed Amendment No. 2
-------------------------------------------------------   --------------------------------------------------
Article 1. (Trade Name)                                   Article 1. (Trade Name)

     The Company shall be called "KABUSHIKI KAISHA             The Company shall be called "KABUSHIKI KAISHA
WACOAL" and in English "WACOAL CORP.".                    WACOAL HOLDINGS" and in English "WACOAL HOLDINGS
                                                          CORP.".

Article 2. (Purpose)                                      Article 2. (Purpose)

     The purpose of the Company shall be to engage in          The purpose of the Company shall be to engage
the following businesses:                                 in the following businesses:

(added)                                                   1. To control and manage the business operations
                                                          of the company which engages in the following
                                                          businesses by holding the shares of such company.

1. Manufacture and sale of clothing and apparel and       (1) Manufacture and sale of clothing and apparel
sundries pertaining to clothing and apparel;              and sundries pertaining to clothing and apparel;

2. Manufacture, sale and installation of furniture,       (2) Manufacture, sale and installation of
bedding, interior decorations and other home              furniture, bedding, interior decorations and other
furnishings;                                              home furnishings;

3. Manufacture and sale of cosmetics, soap,               (3) Manufacture and sale of cosmetics, soap,
cleansers, medical supplies and quasi-drugs and sale of   cleansers, medical supplies and quasi-drugs and sale
health food;                                              of health food;

4. Management of facilities for cultural, welfare,        (4) Management of facilities for cultural, welfare,
educational, sporting, entertainment, beauty and          educational, sporting, entertainment, beauty and
restaurant use, and manufacture and sale of               restaurant use, and manufacture and sale of
commodities, provision of service, technical guidance     commodities, provision of service, technical
and consulting pertaining to the above facilities;        guidance and consulting pertaining to the above
                                                          facilities;

5. Sale, purchase and brokerage of objects of art and     (5) Sale, purchase and brokerage of objects of art
curios and management and operation of picture            and curios and management and operation of picture
galleries;                                                galleries;

6. Acquisition, lease, alienation and technical           (6) Acquisition, lease, alienation and technical
guidance of intangible property                           guidance of intangible property

                   Current Provisions                                   Proposed Amendment No. 2
-------------------------------------------------------   --------------------------------------------------
rights such as industrial property rights and             rights such as industrial property rights and
copyrights on literature, art, artistic handicraft,       copyrights on literature, art, artistic handicraft,
music, images and voice;                                  music, images and voice;

7. Publishing and advertising business;                   (7) Publishing and advertising business;

8. Sale, purchase, lease, brokerage and management of     (8) Sale, purchase, lease, brokerage and management
real estate;                                              of real estate;

9. Lease and brokerage of personal property;              (9) Lease and brokerage of personal property;

10. Nonlife insurance agency, insurance agency under      (10) Nonlife insurance agency, insurance agency
the Automobile Liability Security Law and life            under the Automobile Liability Security Law and life
insurance solicitation agency;                            insurance solicitation agency;

11. Planning, design, supervision, execution,             (11) Planning, design, supervision, execution,
consulting and sale of construction work and interior     consulting and sale of construction work and
decoration;                                               interior decoration;

12. Sale of building materials and sale of equipment      (12) Sale of building materials and sale of
and apparatus pertaining to housing such as fittings,     equipment and apparatus pertaining to housing such
furnitures, utensils, kitchens, modular baths and         as fittings, furnitures, utensils, kitchens, modular
toilets;                                                  baths and toilets;

13. Planning, design, supervision and consulting          (13) Planning, design, supervision and consulting
relating to community development, urban development      relating to community development, urban development
and environmental conditioning;                           and environmental conditioning;

14. Planning, design, supervision, execution and          (14) Planning, design, supervision, execution and
consulting relating to landscaping, gardening and         consulting relating to landscaping, gardening and
stonecutting;                                             stonecutting;

15. Production, sale and lease of trees, plants and       (15) Production, sale and lease of trees, plants and
materials for gardening;                                  materials for gardening;

16. Data processing, provision of information and         (16) Data processing, provision of information and
development, purchase, sale, lease and consulting         development, purchase, sale, lease and consulting
relating to computer hardware and software;               relating to computer hardware and software;

17. Processing of jewelry, precious metals and            (17) Processing of jewelry, precious metals and
accessories and manufacture and sale of                   accessories and manufacture and

                   Current Provisions                                   Proposed Amendment No. 2
-------------------------------------------------------   --------------------------------------------------
watches, eyeglasses, footwear, bags and umbrellas;        sale of watches, eyeglasses, footwear, bags and
                                                          umbrellas;

18. Money lending, loan agency, guarantee, holding of     (18) Money lending, loan agency, guarantee, holding
and investment in securities and credit card business;    of and investment in securities and credit card
                                                          business;
19. Dispatching of workers;
                                                          (19) Dispatching of workers;
20. Education, training and consulting relating to
development of ability of the human resource to           (20) Education, training and consulting relating to
appropriately adapt to profession;                        development of ability of the human resource to
                                                          appropriately adapt to profession;
21. Undertaking of financial and accounting affairs,
calculation of wages, etc., preparation of documents      (21) Undertaking of financial and accounting
relating to internal and external transactions,           affairs, calculation of wages, etc., preparation of
reception and telephone switching affairs, telephone      documents relating to internal and external
marketing, translation and interpretation, operation of   transactions, reception and telephone switching
office and communication equipment and system             affairs, telephone marketing, translation and
programming, etc.;                                        interpretation, operation of office and
                                                          communication equipment and system programming, etc.;

22. Warehousing;                                          (22) Warehousing;

23. Investments related to any of the foregoing; and      (23) Investments related to (1) to (22) above; and

24. Any and all business incidental or related to any     (24) Any and all business incidental or related to
of the foregoing.                                         (1) to (23) above.

(added)                                                   2.   Any and all business incidental or related to
                                                          the foregoing.

      AGENDA ITEM NO. 4: ELECTION OF FOUR DIRECTORS

      The term of office of three directors, namely Messrs. Yoshitaka Tsukamoto, Kazuaki Ichihashi and Yuzo Ito, will expire at the conclusion of this Ordinary General Meeting of Shareholders, and Directors Hiroshi Sakagami and Susumu Miyamoto will resign at the conclusion of this Ordinary General Meeting of Shareholders.

      In addition, the Company will newly invite outside directors to develop management transparency and strengthen the supervising function of the board of directors.

      Accordingly, it is proposed to elect four directors, including two outside directors.

      The candidates for director are as follows:

                                                                                                Number of the
                                                          Brief Personal Record                   Company's
  No. of                                           (Representation of other companies,          shares owned
 Candidate           Name (Date of Birth)                        if any)                        by Candidate
----------       ----------------------------  -----------------------------------------------  --------------
1.               Yoshikata Tsukamoto            April 1972
                 (January 29, 1948)              Entered the Company                              1,334,136
                                                November 1977
                                                 Director
                                                November 1981
                                                 Managing Director
                                                September 1984
                                                 Executive Vice President and
                                                 Representative Director
                                                June 1987
                                                 President and Representative Director
                                                 (continuing to the present)
                                                 (Chairman and Director of Wacoal
                                                 International Corp.; Chairman and
                                                 Director of Wacoal America Inc.)

2.               Yuzo Ito                      March 1970                                            14,000
                 (March 15, 1948)                Entered the Company
                                               June 1997
                                                 Director
                                               April 2001
                                                 Deputy General Manager of Wing Brand
                                                 Operation Division and General Manager of
                                                 Innerwear Merchandise Sales Department
                                               April 2002
                                                 General Manager of Wing Brand Operation
                                                 Division
                                               June 2003
                                                 Managing Director (continuing to the
                                                 present)
                                               April 2005
                                                 Supervisor for Wacoal Brand Operation
                                                 Division and Wing Brand Operation
                                                 Division (continuing to the present)

3.               Mr. Kazuo Inamori             April 1959                                                 0
                 (January 30, 1932)              Established Kyoto Ceramic Co.,

                                                                                                Number of the
                                                          Brief Personal Record                   Company's
  No. of                                           (Representation of other companies,          shares owned
 Candidate           Name (Date of Birth)                        if any)                        by Candidate
----------       ----------------------------  -----------------------------------------------  --------------
                                                 Ltd.(currently Kyocera Corporation)
                                               May 1966
                                                 President and Representative Director of
                                                 Kyoto Ceramic Co., Ltd.
                                               April 1984
                                                 Established The Inamori Foundation;
                                                 President (continuing to the present)
                                               June 1984
                                                 Established DDI Corporation (currently
                                                 KDDI Corporation); Chairman and
                                                 Representative Director
                                               June 1985
                                                 Chairman and Representative Director of
                                                 Kyocera Corporation
                                               June 1997
                                                 Chairman Emeritus and Director of Kyocera
                                                 Corporation (continuing to the present)
                                               June 1997
                                                 Chairman Emeritus and Director of DDI
                                                 Corporation
                                               June 2001
                                                 Honorary Adviser of KDDI Corporation
                                                 (continuing to the present)

4.               Mamoru Ozaki                  June 1991                                                  0
                 (May 20, 1935)                  Director-General of National Tax Agency
                                               June 1992
                                                 Administrative Vice-Minister of Finance
                                               May 1994
                                                 Governor of People's Finance Corporation
                                               October 1999
                                                 Governor of National Life Finance
                                                 Corporation
                                               February 2003

                                                                                                Number of the
                                                          Brief Personal Record                   Company's
  No. of                                           (Representation of other companies,          shares owned
 Candidate           Name (Date of Birth)                        if any)                        by Candidate
----------       ----------------------------  -----------------------------------------------  --------------
                                                 Advisor of Yazaki Corporation (continuing
                                                 to the present)
                                               April 2003
                                                 Visiting Professor of Waseda University
                                                 Graduate School of Commerce (continuing
                                                 to the present)
                                               July 2003
                                                 Advisor of Wacoal Corp. (continuing to
                                                 the present)
                                               October 2003
                                                 Special Committee Member of Tax Research
                                                 Commission (continuing to the present)

(Note) Mr. Kazuo Inamori and Mr. Mamoru Ozaki meet the requirements for the outside directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

      AGENDA ITEM NO. 5: ELECTION OF ONE STATUTORY AUDITOR

      In order to have five statutory auditors, including three outside statutory auditors, to strengthen our corporate governance system as a part of the management reform, it is proposed to elect one additional outside statutory auditor.

      This agenda item has been approved by the board of statutory auditors.

      The candidate for statutory auditor is as follows:

                                                                                       Number of the
                                             Brief Personal Record                       Company's
                                      (Representation of other companies,               shares owned
  Name (Date of Birth)                              if any)                             by Candidate
--------------------------     --------------------------------------------------     --------------
Yoko Takemura                  April 1990                                                    3,000
(April 7, 1952)                  Admitted to bar (Tokyo Bar Association), entered
                                 Miyake, Imai & Ikeda Law Offices
                               January 1997
                                 Partner of Miyake, Imai & Ikeda Law Offices
                                 (continuing to the present)

(Note) Ms. Yoko Takemura is a candidate for the outside statutory auditor as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

      AGENDA ITEM NO. 6:  PAYMENT OF RETIREMENT BENEFITS TO RETIRING DIRECTORS
                          AND PAYMENT OF RETIREMENT BENEFITS FOR TERMINATION DUE TO ABOLISHMENT OF THE OFFICERS' RETIREMENT BENEFITS SYSTEM

      It is proposed that appropriate retirement benefits be paid to Directors Hiroshi Sakagami, Kazuaki Ichihashi and Susumu Miyamoto, each of whom will retire at the conclusion of this Ordinary General Meeting of Shareholders, for their services. Such benefits will be paid in accordance with the Company's regulations and its customary practices. It is proposed that the details of such payments, including the amount, time and method of payment, be discussed and determined by the board of directors.

      The brief personal records of the retiring directors are as follows:

       Name                           Brief Personal Record
-----------------  ------------------------------------------------------------------------
Hiroshi Sakagami   June 1996  Director of the Company

                   June 1999  Managing Director of the Company

                   June 2002  Senior Managing Director of the Company

                   June 2003  Vice President and Director of the Company (continuing to the present)

Kazuaki Ichihashi  June 1995  Director of the Company

                   June 1998  Managing Director of the Company

                   June 2002  Senior Managing Director of the Company (continuing to the present)

Susumu Miyamoto    June 1996  Director of the Company (continuing to the present)

      The Company resolved at its board of directors and board of statutory auditors held on May 10, 2005 to abolish the officers' retirement benefit system as of the conclusion of this Ordinary General Meeting of Shareholders to review the compensation system for directors and statutory auditors as a part of the management reform.

      Accordingly, it is proposed that appropriate retirement benefits for termination be paid to Directors Yoshitaka Tsukamoto and Yuzo Ito, to be reelected upon approval of the Agenda Item No. 4, Directors Shoichi Suezawa, Masayuki Yamamoto and Tatsuya Kondo, currently in office, and Statutory Auditors Michihiko Kato, Hajime Kotake, Riichiro Okano and Noboru Unabara, currently in office, corresponding to their term of office up to the conclusion of this Ordinary General Meeting of Shareholders. Such benefits will be paid in accordance with the Company's regulations and its customary practices.

      Timing of such payments will be at the time of retirement of each director and statutory auditor. It is proposed that the details of such payments, including the amount and method of payment, be discussed and determined by the board of directors with respect to the directors and the board of statutory auditors with respect to the statutory auditors.

      The brief personal records of the applicable directors and statutory auditors for the relevant period are as follows:

        Name                                Brief Personal Record
-------------------  --------------------------------------------------------------------------
Yoshitaka Tsukamoto  November 1977   Director of the Company

                     November 1981   Managing Director of the Company

                     September 1984  Vice President and Director of the Company (Representative
                                     Director)

                     June 1987       President and Director of the Company (Representative
                                     Director) (continuing to the present)

Shoichi Suezawa      June 1996       Director of the Company

                     June 2002       Managing Director of the Company (continuing to the present)

Yuzo Ito             June 1997       Director of the Company

                     June 2003       Managing Director of the Company (continuing to the present)

Masayuki Yamamoto    June 1996       Director of the Company (continuing to the present)

Tatsuya Kondo        June 2002       Director of the Company (continuing to the present)

Michihiko Kato       June 2004       Full-time Statutory Auditor of the Company (continuing to
                                     the present)

Hajime Kotake        June 2004       Full-time Statutory Auditor of the Company (continuing to
                                     the present)

Riichiro Okano       June 2000       Statutory Auditor of the Company (continuing to the present)

Noboru Unabara       June 2000       Statutory Auditor of the Company (continuing to the present)

      AGENDA ITEM NO. 7:  AMENDMENT OF THE AMOUNT OF REMUNERATION OF DIRECTORS
                          AND STATUTORY AUDITORS

      The maximum amount of remuneration of the Company's directors was determined to be (yen)40 million per month at the 34th Ordinary General Meeting of Shareholders held on November 26, 1982, and the maximum amount of remuneration of the Company's statutory auditors was determined to be (yen)6 million per month at the 46th Ordinary General Meeting of Shareholders held on June 14, 1994, which have been effective to date. In light of the introduction of the corporate officers system for the reform of management organization, the decrease in the number of directors, the increase of the number of statutory auditors for reinforcement of the audit system and the review of the officers' compensation system and other matters, it is proposed to amend the maximum amount of remuneration of the directors and statutory auditors to (yen)350 million per annum and (yen)75 million per annum, respectively, changing from the monthly amount to the yearly amount.

      As before, the remuneration of the directors shall not include salaries paid to directors who concurrently serve as employees of the Company for duties performed in their capacities as employees.

      Upon approval of the Agenda Item No. 4 and No. 5 as originally proposed, the number of the directors and the statutory auditors will be seven and five, respectively.